UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Majik Water LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 17, 2017

Physical address of issuer
Githurai 44 Nairobi, Kenya

Website of issuer
www.majikwater.co

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A commission equivalent to 2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
40,000

Price (or method for determining price)
$1.00

Target offering amount
$40,000.00

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first served basis
☐   Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
March 16, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (December 31, 2017)	Prior fiscal year-end (December 31, 2016)
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 17, 2018

FORM C

Up to $107,000.00

Majik Water LLC



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Majik Water LLC, a Delaware limited liability company (the "Company," as well as references to "we, " "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $40,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $10.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion subject to the Intermediary's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive a commission equivalent to 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$10.00	$0.50	$9.50

Aggregate Minimum Offering Amount	$40,000.00	$2,000.00	$38,000.00
Aggregate Maximum Offering Amount	$107,000.00	$5,350.00	$101,650.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive a commission equivalent to 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.majikwater.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 17, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

      THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.majikwater.co

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Majik Water LLC (the "Company") is a Delaware limited liability company, formed on November 17, 2017.

The Company is located at Githurai 44 Nairobi, Kenya.

The Company's website is www.majikwater.co.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
We create atmospheric water generating machines that harvest drinking water from the air. We distribute these machines in Kenya and charge users a per liter fee to access water.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	40,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	40,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	107,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	107,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$10.00
Offering deadline	March 16, 2018
Use of proceeds	See the description of the use of proceeds on page 16 hereof.
Voting Rights	See the description of the voting rights on page 22 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We are a new company so have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on November 17, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We highlight the following risks relating to the financing of our business:
1) To date, we have not generated revenue, do not foresee generating any revenue in the near future, and, therefore, will rely on external financing to sustain our operations.
2) We are a startup company and our business model currently focuses on product development and prototyping rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.
3) As such we will rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated

cash requirements through approximately 18 months, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

4) We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

5) Our future funding requirements will depend on many factors, including but not limited to the following:

        * The cost of expanding our operations;

        * The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

        * The rate of progress and cost of development activities;

        * The need to respond to technological changes and increased competition;

        * The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

        * The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

        * Sales and marketing efforts to bring these new product candidates to market;

        * Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

        * Lack of demand for and market acceptance of our products and technologies.

6) We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

The development and commercialization of our product is competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Some of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research, development, and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We have focused our initial operations on Kenya, and forecast that the majority of our initial revenues will be attributable to activities outside the U.S.
Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Although we are not at scale production of our product yet, we forecast that when we are we will rely on other companies to provide major components and materials for our products.
We will depend on third party suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with

customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components and materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.
In particular, the Company is dependent on Beth Koigi, Clare Sewell and Anastasia Kaschenko who are the CEO, COO and CTO of the Company, respectively. The Company has or intends to enter into employment agreements with Clare Sewell and Anastasia Kaschenko although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Beth Koigi, Clare Sewell and Anastasia Kaschenko or any member of the board of managers or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Our business is substantially dependent upon awareness and market acceptance of our product and brand.
Our business depends on acceptance by both our end users as well as other industry actors (NGOs, government, etc.). We believe that the success of our product will be substantially dependent upon acceptance of our brand. Accordingly, any failure of our brand to maintain or increase market acceptance would likely have a material adverse effect on our revenues and financial results.

Lower ability and willingness of our target customers to pay for clean drinking water in Kenya would have an adverse effect on our medium and long-term profitability and revenue generation potential.
The following factors, among others, could affect market acceptance and profitability of our products:
• the introduction of competitive products;
• changes in consumer preferences among water purity and cleanliness;
• changes in consumer drinking habits, including trends away from certain categories, including switch away from water to other beverages;
• changes in awareness of the social and environmental effects of water;
• changes in consumer perception about water cleanliness from unimproved sources;
• changes in consumer perception regarding the healthfulness of our water;
• the level and effectiveness of our sales and marketing efforts;
• any unfavorable publicity regarding atmospheric water generation, bottled water or similar products;
• any unfavorable publicity regarding our brand;
• litigation or threats of litigation with respect to our products;
• the price of our products relative to other competing products;
• price increases resulting from rising commodity costs;
• any changes in government policies and practices related to our products, labeling and markets;
• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
• new science or research that disputes the healthfulness of our water; and
• adverse decisions or rulings limiting our ability to promote the benefits of atmospherically generated water.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability over the long term.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Beth Koigi, Clare Sewell and Anastasia Kaschenko in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Beth Koigi, Clare Sewell and Anastasia Kaschenko die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and Kenya.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for

non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The water business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.

Sales of water in Kenya are somewhat seasonal, with the periods of the long (c. April-June) and short rains (c. Oct-Dec) historically having lower sales than the rest of the year. Once we have completed a successful pilot and launch in Kenya, we will launch in other countries, likely in sub-Saharan Africa, so this seasonality will fluctuate accordingly.

Failure to develop new products and technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as drinking water supply where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States, Kenyan or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to buy clean drinking water. Demand for clean water, particularly in Kenya, tends to be tied to economic cycles. Increases in the unemployment rate, cyclicality or an extended downturn in the economy could cause our revenues to be lower than projected as disposable income drops. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and develop new technologies that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our customers' preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.
Global terrorism, natural disasters, military action and political unrest in the Middle East, Africa and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our products. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 96.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent

a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B- CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in

perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We create atmospheric water generating machines that harvest drinking water from air. We distribute these machines in Kenya and charge users a per liter fee to access water.

Business Plan
Majik Water is committed to designing, prototyping and then distributing its innovative atmospheric water generation product designed specifically for end customers in emerging markets. Majik Water's business strategy leverages its ability to design and develop innovative hardware which is customised for its end user in emerging markets and also its associated business model which is designed to fit its end user's behaviour and purchasing power by incorporating elements such as a PAYG pricing model, mobile payments and sensor technology. We are currently prototyping our next product iteration, then we will run in-field pilots in Kenya before scaling to mass distribution.

History of the Business
The Company was founded in November 2017 by Anastasia Kaschenko, Beth Koigi, and Clare Sewell after spending years of developing atmospheric water generating machines.

The Company's Products

Product / Service	Description	Current Market
Atmospheric water generation	A machine to extract drinking water from air	We are currently in our design and development phase and targeting Kenya as our end user market.

We are in a development and testing phase for our hardware, and anticipate that our device will be refined as a result of this process and we may launch tailored products for different customer segments e.g. hospitals, on-grid households, off-grid community devices.

We are not yet distributing our product. This will begin in 2019.

Competition
In terms of technology, the Company's primary competitors are other atmospheric water generation competitors include EcoloBlue, Air2Water, Source (Zeromass), Sun2Water and Drinkable Air. In terms of our end users requiring clean water in Kenya, the Company's primary competitors are mainly bottled water companies like AquaMist, Grange Park, Keringet and water kiosks.

In terms of atmospheric water generation ("AWG") we compete in a nascent, but highly competitive global market. Our technology differs from most competitors as we use desiccant materials rather than the standard condensation approach. Our target customer base also differs substantially from competitors; whereas most AWG companies target affluent Western customers we are focused on less affluent, off-grid consumers starting in Kenya. Our success depends on our ability to tailor and product and business model for this customer segment.

Supply Chain and Customer Base
As we are still at design and development phase we have not finalized our suppliers yet, but are confident the materials in our design and EDM assembly processes are offered by a number of suppliers.

Our initial target customers are households in Kenya who need to purchase drinking water, particularly those who do not have a piped water connection (currently 48% of Kenyan households).

Intellectual Property
The company does not currently own any IP, it is currently developing its IP strategy.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the Kenyan government. These laws and regulations are subject to change. In particular we must comply with the Kenyan Bureau of Standards for our machine and water quality.

Litigation
None

Other Physical Address
The Company's principal address is Githurai 44 Nairobi, Kenya.

The Company conducts business in the United States and Kenya.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	16.00%	$6,400	11.21%	$12,000
Estimated Attorney Fees	3.75%	$1,500	1.40%	$1,500
Estimated Accountant/Auditor Fees	2.50%	$1,000	0.93%	$1,000
General Marketing	0.00%	$0	0.93%	$1,000
Research and Development	37.50%	$15,000	32.71%	$35,000
Equipment Purchases	6.63%	$2,652	9.35%	$10,000

Future Wages	12.50%	$5,000	23.36%	$25,000
General Working Capital	8.62%	$3,448	6.07%	$6,500
Field Tests	12.50%	$5,000	14.02%	$15,000
Total	**100.00%**	**$40,000**	**100.00%**	**$107,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company is in its initial product prototyping and R&D phase; therefore, the use of these funds may adjust according to the results of these tests in order to use the proceeds in the most efficient and productive way possible. The management team will discuss alterations to use of funds during monthly board meetings.

MANAGERS, OFFICERS AND EMPLOYEES

Managers
The managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Beth Koigi

All positions and offices held with the Company and date such position(s) was held with start and ending dates
November 2017- Present - CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Jan 2014 - November 2017 - Founder, AquaClean Kenya

Education
M.A. in Project Planning and Management, University of Nairobi, 2017
B.S. Community Development, Chuka University Kenya, 2013

Name
Clare Sewell

All positions and offices held with the Company and date such position(s) was held with start and ending dates
November 2017- Present - COO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
January 2016-August 2017 - Freelance consultant
September 2006-December 2015 - Associate Partner, OC&C Strategy Consultants

Education
B.A. Economics & Management, University of Oxford, 2006

Name
Anastasia Kaschenko

All positions and offices held with the Company and date such position(s) was held with start and ending dates
November 2017- Present - CTO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
January 2016 - Present - Strategy Lead, Carbon Upcycling Technologies Inc.

Education
B.S. Environmental Science, Trent University, 2016

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Beth Koigi

All positions and offices held with the Company and date such position(s) was held with start and ending dates
November 2017- Present - CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Jan 2014 - November 2017 - Founder, AquaClean Kenya

Education
M.A. in Project Planning and Management, University of Nairobi, 2017
B.S. Community Development, Chuka University Kenya, 2013

Name
Clare Sewell

All positions and offices held with the Company and date such position(s) was held with start and ending dates
November 2017- Present - COO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
January 2016-August 2017 - Freelance consultant
September 2006-December 2015 - Associate Partner, OC&C Strategy Consultants

Education
B.A. Economics & Management, University of Oxford, 2006

Name
Anastasia Kaschenko

All positions and offices held with the Company and date such position(s) was held with start and ending dates
November 2017- Present - CTO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
January 2016 - Present - Strategy Lead, Carbon Upcycling Technologies Inc.

Education
B.S. Environmental Science, Trent University, 2016

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company does not have any outstanding debt or Securities.

Valuation
Based on the Offering price of the Securities, there has been no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by the 3 founders. Those people/entities are Clare Sewell, Anastasia Kaschenko and Beth Koigi.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Clare Sewell	32.0%
Anastasia Kaschenko	32.0%
Beth Koigi	32.0%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations
We are a pre-revenue company formally founded in November 2017. Our primary expenses consist of R&D, prototyping, and pilot costs at the moment. We do not anticipate generating revenue until late 2019.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: successful prototype product, field pilot tests, fund-raising, partnerships developed with NGOs, private sector and/or government.

Liquidity and Capital Resources
The Offering proceeds are important to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is a core element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have USD 5,000 of founder's funds and EUR 15,000 in prize money (as discussed further below) in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering:
Euro15,000 from EDF Energy as a prize for winning 1st place in the inaugural EDF Pulse Africa awards.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $107,000.00. The Company is attempting to raise a minimum amount of $40,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 16, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via electronic certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $10.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
A commission equivalent to 2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX Corp.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), the Company will not have membership interests outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $2,500,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 95.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $2,500,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of managers at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Clare Sewell
(Signature)

Clare Sewell
(Name)

COO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Beth Koigi
(Signature)

Beth Koigi
(Name)

Manager
(Title)

1/17/2018
(Date)

/s/Clare Sewell
(Signature)

Clare Sewell
(Name)

Manager
(Title)

1/17/2018
(Date)

/s/Anastasia Kaschenko
(Signature)

Anastasia Kaschenko
_____
(Name)

Manager
_____
(Title)

1/17/2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page

EXHIBIT A

Financial Statements

MAJIK WATER LLC

Unaudited Financial Statements as of
November 17, 2017 (Inception)

MAJIK WATER LLC
BALANCE SHEET
As of November 17, 2017
(Unaudited)

	2017
TOTAL ASSETS	
Current Assets:	
Cash and cash equivalents	$ 0
Accounts receivable	0
Total Current Assets	0
Non-Current Assets:	
Property and equipment, net	0
Total Non-Current Assets	0
TOTAL ASSETS	$ 0
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Current Liabilities:	
Accounts payable	$ 0
Advances from founders	0
Total Current Liabilities	0
TOTAL LIABILITIES	0
Members' Capital	
Member Units	1
Subscription Receivable	(1)
Accumulated deficit	0
TOTAL MEMBERS' CAPITAL	0
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 0

The accompanying notes are an integral part of these unaudited financial statements.

MAJIK WATER LLC
INCOME STATEMENT
As of November 17, 2017
(Unaudited)

	2017
Revenues, net	$ 0
Cost of revenues	0
Gross Profit	0
Operating Expenses:	
General and administrative	0
Sales and marketing	0
Depreciation	0
Total Operating Expenses	0
Loss from operations	0
Other Income (Expense):	
Interest expense	0
Total Other Expense	0
Net Loss	$ 0

The accompanying notes are an integral part of these unaudited financial statements.

MAJIK WATER LLC
STATEMENT OF MEMBERS' CAPITAL
As of November 17, 2017
(Unaudited)

	Member Units	Subscription Receivable	Accumulated Deficit	Total Member's Capital (Deficit)
Balance as of November 17, 2017	$0	$0	$0	$0
Member Capital Contributions	1	(1)	0	0
Net Loss	0	0	0	0
Balance as of November 17, 2017	1	$(1)	$0	$0

The accompanying notes are an integral part of these unaudited financial statements.

MAJIK WATER LLC
STATEMENT OF CASH FLOWS
As of November 17, 2017
(Unaudited)

	2017
Cash Flows From Operating Activities	
Net Loss	$0
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	0
Changes in operating assets and liabilities:	
(Increase) Decrease in accounts receivable	0
Increase (Decrease) in accounts payable	0
Net Cash Used In Operating Activities	0
Cash Flows From Investing Activities	
Purchase and development of fixed assets	0
	0
Net Cash Used In Investing Activities	
Cash Flows From Financing Activities	
Capital contributions	0
Net Cash Provided By Financing Activities	0
Net Change In Cash	0
Cash at Beginning of Period	0
Cash at End of Period	$0
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income taxes	0

The accompanying notes are an integral part of these unaudited financial statements.

MAJIK WATER LLC
NOTES TO FINANCIAL STATEMENTS
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Majik Water LLC. (the "Company") was incorporated on November 17, 2017 ("Inception") in the state of Delaware. The Company is headquartered in Delaware. The Company is developing methods to harvest drinking water from the air.

Since Inception, the Company has relied on securing loans and shareholder advances to fund its operations. As of November 17, 2017, the Company had not generated revenues and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 6) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of November 17, 2017, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of November 17, 2017, the Company had no cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited

and it has not experienced significant write-downs in its accounts receivable balances. As of November 17, 2017, the Company had no accounts receivables.

Sales Taxes

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Shipping and Handling Costs

Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, no impairment was recorded as of November 17, 2017.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – MEMBER'S CAPITAL

The Company is beneficially owned by three founders. The founders have contributed capital of $1 through November 17, 2017.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or its founder.

NOTE 5– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2018 and is expected to incur a loss during the technology development. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 6) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering up to 107,000 Simple Agreements for Future Equity ("SAFEs") for up to $107,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $40,000 in this offering and up to $107,000 maximum. The Company must receive commitments from investors totaling the minimum amount by March 16, 2018 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc., (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and a SAFE equivalent to 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through January 11, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B
Video Transcript

Majik Water - Meet The Drapers Video Script
December 2017

< Intro music >

< Title slide and website >

Beth - Five years ago I started a water filtration business because we found out that over half of the population in Kenya do not have access to clean water. Our filtration systems do not really work because there is a very big linkage between water shortage and water contamination.

And this situation is global. 700 million people experience water shortage, right now.

Clare - this is a big problem, around the world. So we thought about, "Well how do we get people in the situation with water - where they are".

There's actually 6 times more water in the air than there is in all of the rivers in the world. It's just, traditionally, you don't have a way of capturing that water.

So we thought about different materials and substances that could help, and thought about desiccant materials.

So these are sponge-like materials which have a great affinity to water.

We decided to test these materials, first of all in the lab. So we got some silica, exposed it to the air, heated it up in a closed system with a distillator, and we got water out of the other end.

So that started to get us really excited about "Ok, how can we now prove that this works at scale using minimal energy"

Anastasia - Majik's business model is unique. We are incorporating a Pay-As-You-Go community model with mobile money and IOT sensors to ensure affordability and uptake.

Clare - So many people are going to be living in drought situation. And having a solution that can work at family scale to free people up from thirst, I think is going to be so, so important.

Anastasia - At Majik Water, we really see a world where water is democratized, and people have the power to create water in their own home.

Beth - At Majik, we want to see a world where a woman doesn't have to walk for four hours, just to get 20Litres of water.

As long as you have air, you'll have fresh, drinking water.

Anastasia - Majik Water is raising $40,000 US to help us take our technology from prototype to reality.

< Title slide and website >

EXHIBIT C
Offering Page

 **Republic**

Company Name	Majik Water
Logo	
Headline	Harvesting drinking water from air
Cover photo	
Hero Image	

Tags	Social Impact, Women Founders, Minority Founders, B2C

Pitch text	

Deal Highlights:

- Harvesting clean, safe drinking water from air for people living without access to water

- Prototype can generate 10 litres of water in 24 hours

- Solar-powered, not reliant on electricity grid connection

- 783m across the world today do not have access to clean water and forecasted that water scarcity will impact 1.8bn by 2025.

- PAYG business model enabling broader customer access, strong recurring revenues and long-term profitability

- Winner of the inaugural EDF Pulse Africa start-up awards in Paris

- Featured in the Financial Time's '50 Ideas to Change the World'

- Incubated at Singularity University, with a Google-funded scholarship

No clean water; a problem that impacts 783 million people today

Access to clean drinking water is a huge problem; today 783m people across the world do not have access to clean drinking water. Drinking dirty water causes 2m deaths per year.

Traditionally this was a cleanliness problem and solutions focussed on ways to clean dirty water (e.g. filtering or boiling) or providing access to cleaner water sources (e.g. wells or boreholes).

However, increasingly water scarcity is a problem, freshwater reserves are being depleted as populations grow, agricultural use skyrockets and changing climates impact the hydrological cycle which means there's no water to filter in many parts of the world.

The map below shows freshwater availability per person by country in 2007 and shows water scarcity or stress across huge swathes of Africa, the Middle East and Asia.


Freshwater availability,
cubic metres per person and per year, 2007.
Scarcity
Stress
Vulnerability
0
1 000
1 700
2 500
6 000
15 000
70 000
684 000
Data non available
Source: FAO, Nations unies, World Resources Institute (WRI).
PHILIPPE REKACEWICZ
FEBRUARY 2008

Source: Vital Water Graphics. UNEP

A rapidly growing problem

The world water scarcity situation is forecast to get much worse; by 2025 the UN forecasts that 1.8bn people will experience absolute water scarcity, and 2/3 of the world will be living under water-stressed conditions.

This growing water scarcity and drought is apparent across the globe, in the US headlines mentioning drought and water rationing in places like California are increasingly common, but in other parts of the world like Kenya (where our CEO Beth is from) the headlines are more stark; schools shutting because there's no safe water for children to drink, dangerous diseases like cholera, water-driven conflict and animals dying.

The map below shows projected water scarcity in 2025, rapidly growing to cover more of Africa, Asia and South America.


Projected Water Scarcity in 2025
Physical water scarcity
Economic water scarcity
Little or no water scarcity
Not estimated
Note: indicates countries that will import more than 10% of their cereal consumption in 2025.

Source: FEW Resources.org

Majik Water - harvesting drinking water from air.

Luckily alternatives to groundwater exist; there is 6x as much water in the air as there is in all the rivers in the world. You see this when dew forms in the morning or water condenses on a cold can of soda.

Majik Water provides the c.780m people in the world who are living without access to water with the opportunity to access clean, safe water pulled directly from the air. It uses solar thermal energy and sponge-like desiccant materials that to do this in a low cost, energy efficient way.

How it works:

1. Air is pulled into the device using a solar powered fan
2. Desiccant material adsorbs water droplets from the air
3. Desiccant is exposed to heat (generated by solar), releasing the moisture as water vapour
4. This water vapour is condensed into water and filtered with activated carbon
5. It is stored in a tank and accessed via a gravity fed tap system which does not require a motor


Harvesting drinking water from air
Majik Water's system for extracting water from the air in arid places
Air is pulled in by a solar-powered intake fan
Desiccant material adsorbs water droplets from moisture in the air
Desiccant is exposed to heat, releasing moisture which is condensed into water
Hot air
Air filter
Condensing coil
Accessed via a gravity-fed tap system which does not require a motor
Clean drinking water collects in anti-microbial storage tanks
Water passes through activated carbon filter and other water filtration
Source: Majik Water
© FT

Image: this visual graphic was designed by the Financial Times from an original technical diagram provided by Majik Water.

Proof of concept generates 10 litres in 24 hours

We started by creating a proof of concept device from existing technology to prove our approach works to make a meaningful amount of water from air.

- Produces 10 litres of water in 24 hours
- Cost $700 buying all the parts at retail price in the US
- This works out at a cost of 5 cents per litre of water assuming 5 years operation

We are currently working on our next prototype which will produce more water and use a more energy efficient design to lower the cost per litre.

2 customer segments

We are targeting 2 customer segments:

1. More affluent middle class households who currently buy bottled spring water for drinking
2. At risk communities living in areas of drought who are supported by NGOs and / or local government

For both customer segments we will charge a PAYG fee per litre of water accessed and for the at risk communities we will

charge a downpayment from NGOs or local government.

The PAYG fee per litre will be higher for affluent households who will purchase our water in pre-filled reusable plastic dispensers, but undercut the price they are currently paying for bottled spring water.

At risk communities will pay a much lower per litre fee, cheaper than the cost of buying firewood to boil and purify dirty water and in line with the price for unclean water from vendors, they will fill their own containers with water

1.8bn people will be suffering from water scarcity globally by 2025

As detailed above 783m people lack clean water today and this is forecast to grow to 1.8bn people by 2025.

We are focussing on creating a solution designed specifically for sub-Saharan Africa where today 319m people are living without clean water. We are beginning our operations and field pilots in Kenya.

Kenya is an attractive initial market for us because:

- Our CEO Beth is an experienced water entrepreneur in Kenya having previously launched a successful water filtration business there

- Incomes are growing rapidly, so willingness and ability to pay for water is growing

- There is a well established bottled water market, showing willingness to pay for clean water

- There is a very advanced mobile payment infrastructure (M-PESA) making a PAYG model easy to roll out

- There are 48m Kenyans and c.50% do not have access to clean drinking water, and even those with a piped water supply worry about its safety as contamination is common

Invest in Majik Water

Competition

There are a number of other companies focused on generating drinking water from air, however Majik Water is unique in 3 key ways:

1. Technology - we use sponge-like desiccant materials to adsorb water molecules whereas most competitors create a cooled surface for water to condense on; this approach requires a lot of energy.

2. Customer focus - we are focussed on emerging markets where the largest volume of people without access to clean water are, starting with Kenya, whereas most of our competitors are focussed on developed countries.

3. Business model - we are unique in having a pay-as-you-go per litre of water business model rather than charging $1000s+ per device this lowers the barriers to customer adoption and leads to strong recurring revenues - and profitability.

Name	Uses Desiccants	Emerging Market Focus	PAYG Model
Majik Water	Yes	Yes	Yes
EcoloBlue	No	No	No
Air2Water	No	No	No
Eole Water	No	No	No

Previous funding

Majik Water won first place and €15,000 prize money in EDF's pulse Africa start-up awards on the 19th December 2017. EDF is a french utility company with $70bn revenue in 2016 and has been active in Africa for over 50 years, it is currently focussing on off-grid energy and applications.



On track to pilot our larger scale prototype

Our proof of concept proved our approach to capture drinking water from air works. Recently we've been conducting primary research in field, interviewing potential users in our target market of Kenya to understand their needs, current attitudes and buying behaviour related to water.

We are also iterating designs for our next prototype which will be larger in volume of water produced per day, and more energy efficient increasing affordability.

Once this prototype is complete we will start piloting with different user groups in Kenya.

Founders



Beth Koigi, Founder

Beth has been passionate about water issues since being forced to buy unclean water at high prices from street vendors when the taps ran dry for several months while she was at university; she caught several amoebas and was hospitalised with typhoid from drinking dirty water. Frustrated she started building her own affordable water filters, which were soon in large demand from other students.and she launched her first business AquaClean which is still a profitable concern. Majik Water was borne out of the increasingly regular droughts experienced in her home country, Kenya and her realisation that the next big water problem in Kenya is not making dirty water clean, it's having any water to drink at all

Anastasia Kaschenko, Founder



Anastasia has addressed water issues from a number of angles in her career; she has worked on water policy at a state and national level in Canada and she has led technical research using performance materials to speed up water condensation when harvesting water from air whilst working at a Canadian R&D company. She believes that water should be democratised and decentralised to ensure people all over the world can access clean and safe drinking water.

Clare Sewell, Founder



Clare initially followed a traditional professional services career path, after graduating from Oxford University she worked in strategy consulting in London for 9 years. She loved the intellectual challenge and fast pace of work, but started to realise that she wanted to have an impact on the world beyond making rich people richer. She moved to Malawi in southern Africa and spent 2 years working on a mixture of for-profit and development consulting and impact start-ups. She met Anastasia and Beth when they all secured Google-funded scholarships to attend Singularity University at NASA Ames in California and they bonded over the opportunity to create a company to offer vulnerable people across the globe access to clean water in a sustainable, scalable, for-profit way.

Join us in making sure everyone can drink clean, safe water!

Our product offers an affordable source of clean, safe drinking water for people across the world regardless of where they live and groundwater availability.

Together we can make sure no child has to drink dirty water or miss school to gather water.

Thank you for your support. - Beth, Clare and Anastasia

Invest in Majik Water

Team

	Clare Sewell	Founder & COO	Founder & COO @Majik Water • 10 years strategy consulting in London • 2 years consulting in Africa • MA Economics & Management @Oxford
	Beth Koigi	Founder & CEO	CEO @Majik Water • Experienced Entrepreneur • MA Project Management @Nairobi University • BS Communtiy Development @ Chuka University
	Anastasia Kaschenko	Founder & CTO	CTO @Majik Water • R&D @ Carbon Upcycling Technologies Inc. • BSc Environment @Trent University

Perks

$25	A personal note from Majik's own CEO!
$100	A shout out on Majik's Twitter, your name listed on our website as a valued investor (if desired), and all previous perks.
$1,000	A personal video walk through in Kenya with the Founders, and all previous perks.
$10,000	An exclusive Majik swag bag, a 60min face to face video call with Majik's Founders, and all previous perks.
$20,000	Your own Majik Water device!* You can harvest drinking water from air, right in your own home! Comes will all previous perks. *Delivered when released, expected date mid 2019.

FAQ

Why start in Kenya?	Kenya makes sense to be our launch country for many reasons: 1) 48% of the population do not have access to clean drinking water 2) wealth and middle class are quickly growing and showing willingness to spend on goods like clean water (the bottled water market is over $180m) 3) it has the world's most used mobile money infrastructure with m-Pesa and 4) our CEO Beth is Kenyan and has previously ran a successful water filtering business there.
How much does the device cost?	We're currently planning to charge per litre of clean water accessed, rather than per device due to 1) large cash outlays of $100s+ being hard for our target customers to save or access finance for 2) to create an attractive long-term recurring revenue flow 3) to streamline distribution and ongoing operations 4) to cover future maintenance needs. We're targeting <$0.02 cents per litre for our rural off-grid

customers.

Where else is Majik Water based around the world? Will you expand to other countries?	Majik is starting in Kenya because we are focused on regions here that have little or no access to clean drinking water. We have had requests to expand into places like China and the Middle East / North Africa. We definitely see a global future for Majik Water, however currently our operations are located in Kenya. Sign up for our updates to see when Majik is coming to a community near you.
What are desiccants?	Sponge like materials that attract water and release it when heated. Like the silica packets you find in newly bought shoes!
How can I stay updated with Majik Water?	Head to our website http://www.majikwater.co/ and sign-up for our newsletter. We promise not to spam you more than once a month!